[KENDLE INTERNATIONAL INC. LETTERHEAD]

Via EDGAR

February 27, 2009

Mr. Jim B. Rosenberg
Ms. Dana Hartz
Ms. Rose Zukin
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re: Kendle International Inc. Form 10-K for Year Ended December 31, 2007 Filed on March 17, 2008 Definitive Proxy Statement on Schedule 14A Filed April 14, 2008 File No.000-23019

Ladies and Gentlemen:

We have received and reviewed your letter dated February 17, 2009 related to the above-referenced filings of Kendle International Inc. (“Kendle” or the “Company”).  In accordance with your request, we have responded to each of the comments included in your letter.  Our responses to each of the items noted in your letter are detailed below and are keyed to the numerical order of your comments. This letter has been filed with the Commission as correspondence through EDGAR.

Form 10-K for the fiscal year ended December 31, 2007

Definitive Proxy Statement on Schedule 14A

Executive Compensation
Compensation Discussion and Analysis, page 14
Bonus, page 16

1.
We note your response to Comment 2 and your statement that the goals, targets and metrics are considered generally and are not a substitute for the Compensation Committee’s discharge of its fiduciary duties in making executive compensation

Mr. Jim B. Rosenberg
February 27, 2009

decisions.  Please expand your disclosure to discuss all material factors that the Committee considered in making its compensation decisions.

Response:

In the Compensation Discussion and Analysis section of the Company’s 2008 proxy materials, the Company identified certain factors which the Company’s Compensation Committee considered when making its executive officer compensation decisions for fiscal year 2007.

In its letters to the staff dated December 2, 2008 and January 22, 2009, the Company offered additional proposed disclosures of compensation goals and targets, including specific discussion of the goals identified in NEO performance scorecards, numerical targets and the achievement (or non-achievement, as the case may be) of such targets. In its January 22, 2009 letter, the Company also identified specific compensation decision-making considerations which factor into the Committee’s judgment of compensation. Such decision-making considerations are about the specific NEO’s performance, potential future contributions to the Company by the specific NEO and whether each particular payment or award would be an appropriate incentive for performance that sustains and enhances long-term shareholder value.  The Company believes these are the material factors that the Committee considers in making its compensation decisions for the NEOs.

The Company understands that the Committee intends to review these factors on an ongoing basis. In the event and to the extent that the Committee considers in its compensation decisions any other material factors, as requested by the staff’s comment, the Company will expand its disclosure to discuss such additional material factors in future filings.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jim B. Rosenberg
February 27, 2009

We trust that the foregoing sufficiently addresses your comments. Kendle appreciates any opportunity to discuss any comments or questions you may have in advance of any written response the staff may intend to provide in connection with the above. If there is a need for additional information or clarification, please contact me at (513) 345-1525.

Sincerely, KENDLE INTERNATIONAL INC. By: /s/ Karl Brenkert III Name: Karl Brenkert III Title: Senior Vice President & Chief Financial Officer

cc:  F. Mark Reuter, Esq.